UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
February 2009
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Yes ☐     No ☑
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Yes ☐     No ☑

TABLE OF CONTENTS
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “U.K”. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.58 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS AND REPORTED RESULTS SHOULD NOT BE VIEWED AS AN INDICATION OF FUTURE PERFORMANCE. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT AS WELL AS THE SECTIONS ENTITLED “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2008. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I — FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,					As of March 31,
	2007		2008		2008	2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	15,999	Rs.	38,383	$790	Rs.	39,270
Restricted cash		509		—	—		—
Short-term Investments (Note 7)		17,738		20,241	417		14,808
Accounts receivable, net of allowances (Note 5)		34,773		47,001	967		38,908
Unbilled revenue		8,860		13,794	284		8,305
Inventories (Note 6)		6,628		9,013	186		7,172
Deferred income taxes (Note 17)		637		2,375	49		790
Other current assets		18,260		25,977	535		19,092

Total current assets		103,404		156,784	3,227		128,345
Property, plant and equipment, net (Note 8)		35,872		47,164	971		39,822
Investments in affiliates (Note 12)		1,243		1,635	34		1,343
Investment securities		358		330	7		355
Deferred income taxes (Note 17)		65		205	4		—
Intangible assets, net (Note 3, 9)		12,034		15,668	323		12,480
Goodwill (Note 3, 9)		37,798		44,774	922		38,943
Other assets (Note 13)		2,727		5,543	114		3,214

Total assets	Rs.	193,501	Rs.	272,103	$5,601	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 15)	Rs.	25,019	Rs.	26,464	$545	Rs.	28,804
Current portion of long-term debt (Note 15)		552		375	8		406
Current portion of obligations under capital leases		341		353	7		323
Accounts payable		12,258		18,968	390		13,082
Accrued expenses		7,667		13,164	271		8,110
Accrued employee costs		4,855		7,200	148		5,160
Advances from customers		1,775		3,061	63		2,136
Unearned revenue		3,984		5,935	122		4,162
Other current liabilities		9,337		28,809	593		12,519

Total current liabilities		65,788		104,329	2,148		74,702
Long-term debt, excluding current portion (Note 15)		238		19,476	401		14,522
Obligations under capital leases, excluding current portion		734		823	17		701
Deferred income taxes (Note 17)		2,462		2,738	56		2,098
Other liabilities (Note 10, 13)		2,698		3,634	75		3,011

Total liabilities		71,920		131,000	2,697		95,034

Minority interest		126		192	4		114

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320, 1,460,529,013 and 1,463,724,838 shares as of March 31, 2008, December 31, 2007 and 2008		2,921		2,928	60		2,923
Additional paid-in capital (Note 18)		26,089		28,042	577		26,441
Accumulated other comprehensive income/(loss)		139		(9,628)	(198)		(1,076)
Retained earnings		92,306		119,569	2,461		101,066
Equity shares held by a controlled Trust: 7,961,760 shares as of March 31, 2008, December 31, 2007 and 2008 (Note 18)		—		—	—		—

Total stockholders’ equity		121,455		140,911	2,901		129,354

Total liabilities and stockholders’ equity	Rs.	193,501	Rs.	272,103	$5,601	Rs.	224,502

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended December 31,					Nine months ended December 31,
	2007		2008		2008	2007		2008		2008
					Convenience					Convenience
					translation					translation into
					into US$					US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Services	Rs.	38,711	Rs.	50,464	$1,039	Rs.	105,498	Rs.	142,591	$2,935
Products		13,650		14,923	307		35,976		46,513	957

Total		52,361		65,387	1,346		141,474		189,104	3,893

Cost of revenues:
Services		26,561		33,997	700		71,105		95,315	1,962
Products		10,855		11,956	246		28,746		37,261	767

Total		37,416		45,953	946		99,851		132,576	2,729

Gross profit		14,945		19,434	400		41,623		56,528	1,164
Operating expenses:
Selling and marketing expenses		(3,535)		(4,453)	(92)		(9,584)		(13,438)	(277)
General and administrative expenses		(2,874)		(4,301)	(89)		(7,589)		(11,007)	(227)
Amortization of intangible assets (Note 9)		(220)		(362)	(7)		(424)		(1,084)	(22)
Foreign exchange gains/(losses), net		169		150	3		(625)		(860)	(18)
Others, net		414		153	3		526		403	8

Operating income		8,899		10,621	219		23,927		30,542	629
Other income, net (Note 16)		455		(376)	(8)		2,189		(1,437)	(30)
Equity in earnings/(losses) of affiliates (Note 12)		(14)		114	2		157		327	7

Income before income taxes, minority interest		9,340		10,359	213		26,273		29,432	606
Income taxes (Note 17)		(1,074)		(1,364)	(28)		(2,778)		(4,040)	(83)
Minority interest		(5)		(16)	—		(8)		(50)	(1)

Net income	Rs.	8,261	Rs.	8,979	$185	Rs.	23,487	Rs.	25,342	$522

Earnings per equity share: (Note 19)
Basic		5.69		6.17	0.13		16.20		17.43	0.36
Diluted		5.68		6.17	0.13		16.14		17.40	0.36
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,450,673,837		1,454,578,545			1,450,201,056		1,453,569,246
Diluted		1,453,954,740		1,455,512,492			1,454,954,227		1,456,330,399
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

				Additional			Accumulated Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Comprehensive	Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity

Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508		Rs.	94	Rs.	73,948	(7,961,760)	Rs.	—	Rs.	101,468

Cash dividend (unaudited)	—		—		—	—		—		(5,129)	—		—		(5,129)
Issuance of equity shares on exercise of options (Note 18) (unaudited)	1,529,363		3		485	—		—		—	—		—		488
Compensation cost related to employee stock incentive plan (Note 18) (unaudited)	—		—		926	—		—		—	—		—		926
Sale of long-lived asset to the controlling shareholder, (net of tax effect of Rs. 52) (Unaudited)	—		—		102	—		—		—	—		—		102
Excess income tax benefit related to employee stock incentive plan (Unaudited)	—		—		68	—		—		—	—		—		68
Comprehensive income / (loss)
Net income (unaudited)	—		—		—	23,487		—		23,487	—		—		23,487
Other comprehensive income / (loss)
Translation adjustments (Note 14) (unaudited)	—		—		—	(793)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs.(16)) (unaudited)	—		—		—	(32)		—		—	—		—		—
Unrealized gain/(loss) on cash flow hedging derivatives, net (net of tax effect of Rs. 199) ( Note 13) (unaudited)	—		—		—	870		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)						45		45		—	—		—		45

Comprehensive income (unaudited)						25,532

Balance as of December 31, 2007 (unaudited)	1,460,529,013	Rs.	2,921	Rs.	26,089		Rs.	139	Rs.	92,306	(7,961,760)	Rs.	—	Rs.	121,455

Balance as of March 31, 2008	1,461,453,320	Rs.	2,923	Rs.	26,441		Rs.	(1,076)	Rs.	101,066	(7,961,760)	Rs.	—	Rs.	129,354

Cash dividend (unaudited)	—		—		—	—		—		(6,839)	—		—		(6,839)
Issuance of equity shares on exercise of options (Note 18) (unaudited)	2,271,518		5		338	—		—		—	—		—		343
Compensation cost related to employee stock incentive plan (Note 18) (unaudited)	—		—		1,245	—		—		—	—		—		1,245
Excess income tax benefit related to employee stock incentive plan (unaudited)	—		—		18	—		—		—	—		—		18
Comprehensive income / (loss)
Net income (unaudited)	—		—		—	25,342		—		25,342	—		—		25,342
Other comprehensive income / (loss)
Translation adjustments (Note 14) (unaudited)	—		—		—	4,284		—		—	—		—		—
Unrealized gain / (loss) on investment securities, net (net of tax effect of Rs. (60)) (Note 7) (unaudited)	—		—		—	(113)		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (net of tax effect of Rs. (1,929)) (Note 13) (unaudited)	—		—		—	(12,723)		—		—	—		—		—

Total other comprehensive income /(loss) (unaudited)						(8,552)		(8,552)		—	—		—		(8,552)

Comprehensive income (unaudited)						16,790

Balance as of December 31, 2008 (unaudited)	1,463,724,838	Rs.	2,928	Rs.	28,042		Rs.	(9,628)	Rs.	119,569	(7,961,760)	Rs.	—	Rs.	140,911

Balance as of December 31, 2008 ($) (Unaudited)			$60		$577			$(198)		$2,461			$—		$2,901
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Nine months ended December 31,
	2007		2008		2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	23,487	Rs.	25,342	$522
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(18)		(19)	—
Depreciation and amortization		4,305		6,023	124
Deferred tax expense/(benefit)		(32)		(720)	(15)
Deferred cancellation losses relating to roll-over cash flow hedges		—		(7,529)	(155)
Unrealised exchange gain / (loss)		(2,117)		4,661	96
Gain on sale of liquid and short-term mutual funds		(596)		(668)	(14)
Amortization of stock compensation		926		1,245	26
Equity in earnings of affiliates		(157)		(327)	(7)
Minority interest		—		50	1
Changes in operating assets and liabilities:
Accounts receivable		(4,116)		(7,878)	(162)
Unbilled revenue		(3,763)		(5,489)	(113)
Inventories		(1,551)		(1,840)	(38)
Other assets		(3,680)		(5,651)	(116)
Accounts payable		1,649		5,871	121
Accrued expenses and employee costs		3,411		7,080	146
Advances from customers and unearned revenue		2,625		2,554	53
Other liabilities		(3,133)		4,661	96

Net cash provided by operating activities		17,239		27,366	563

Cash flows from investing activities:
Expenditure on property, plant and equipment		(9,739)		(12,112)	(249)
Proceeds from sale of property, plant and equipment		392		183	4
Purchase of investments		(180,821)		(268,762)	(5,532)
Proceeds from sale of investments		196,195		263,876	5,432
Investment in interest bearing deposits		50		—	—
Payment for acquisitions, net of cash acquired		(32,837)		(1,192)	(25)

Net cash provided by / (used in) investing activities		(26,760)		(18,007)	(371)

Cash flows from financing activities:
Proceeds from issuance of equity shares		502		343	7
Proceeds from issuance of equity shares by a subsidiary		55		—	—
Proceeds from / (repayment of) short-term borrowing, net		17,686		(4,526)	(93)
Repayment of long-term debt and obligation under capital leases		(499)		(354)	(7)
Proceed from long-term debt		663		615	13
Payment of cash dividends		(5,399)		(6,828)	(141)
Excess income tax benefits related to employee stock incentive plan		68		18	—

Net cash provided / (used in) financing activities		13,076		(10,733)	(221)

Net increase / (decrease) in cash and cash equivalents during the period		3,556		(1,374)	(28)
Effect of exchange rate changes on cash		31		487	10
Cash and cash equivalents at the beginning of the period		12,412		39,270	808

Cash and cash equivalents at the end of the period	Rs.	15,999	Rs.	38,383	$790

Supplementary information:
Cash paid for interest	Rs.	1,221	Rs.	1,816	$37
Cash paid for taxes		2,834		3,372	69
Property, plant and equipment acquired under capital lease obligation		298		42	1
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure Engineering. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Refer to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008 as filed with Securities and Exchange Commission (SEC) on May 30, 2008 for a discussion of the Company’s critical accounting policies.
     Interim results are not necessarily an indication of results for the full year. Certain costs which are expensed for annual reporting purposes which clearly benefit two or more interim periods, are charged for an appropriate portion of annual cost by the use of accruals or deferrals at each interim period. The information included in this Form 6-K should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended March 31, 2008.
     Within the financial tables in this Form 6-K, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.
     Convenience translation: The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the nine months ended December 31, 2008, have been translated into US dollars at the noon buying rate in New York City on December 31, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 48.58. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Accounting change: The Company adopted SFAS No. 157, Fair Value Measurements, for its financial assets and liabilities effective April 1, 2008. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company elected to defer the provisions of SFAS No. 157 for its non-financial assets and liabilities. Such assets and liabilities, which include the Company’s non-current assets, long-term debt, minority interest and other long-term liabilities, will be subject to the provisions of SFAS No. 157 effective April 1, 2009. Adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements.
     The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159) effective April 1, 2008. Adoption of SFAS No. 159 did not have a material effect on the Company’s consolidated financial statements.
     Recent Accounting Pronouncements
     FSP SFAS 142-3 In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009, early adoption is prohibited.

3. Acquisitions
     During the years ended March 31, 2007 and 2008, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s consolidated financial statements from the date of the acquisition. The developments during the current period are as follows:
     Citi Technology Services Limited: In December 2008, the Company entered into a definitive agreement to acquire 100% shareholding in India based Citi Technology Services Limited (“CTS”) for US $127. CTS is an India based captive provider of information technology services and solutions to Citi Group worldwide. CTS provide Technology Infrastructure Services (TIS), application development and maintenance services for cards, capital markets and corporate banking. The Company believes that the acquisition will enhance Wipro’s capabilities to address TIS business in the financial services industry. The acquisition was consummated in January 2009.
     During the nine months ended December 31, 2008, the Company completed the purchase price allocation to the individual assets and liabilities assumed in respect of the acquisition of Infocrossing Inc. and its subsidiaries (‘Infocrossing’) and Unza Holdings Limited and its subsidiaries (‘Unza’). The following table presents the completed allocation of purchase price for Infocrossing and Unza:

Description	Infocrossing		Unza
Cash and cash equivalents	Rs.	775	Rs.	619
Property, plant and equipment		2,038		1,310
Customer-related intangibles		7,618		1,318
Marketing-related intangibles		—		3,402
Goodwill		18,101		6,860
Other assets		1,987		2,275
Short-term borrowings and long-term debt		(5,326)		(2,747)
Deferred income taxes, net		(2,395)		(812)
Other liabilities		(5,158)		(1,971)

Total	Rs.	17,640	Rs.	10,254

     The purchase price allocation to the identifiable intangible assets included in these financial statements is as follows:

	Infocrossing		Unza
Intangible assets with determinable lives

Marketing-related intangibles	Rs.	—	Rs.	1,250
Customer-related intangibles		7,618		1,318

Total	Rs.	7,618	Rs.	2,568

Intangible assets with indefinite lives

Marketing-related intangibles	Rs.	—	Rs.	2,152

Total	Rs.	—	Rs.	2,152

Total intangible assets	Rs.	7,618	Rs.	4,720

     The assessment of marketing-related intangibles (brands) that have an indefinite life and those that have a determinable life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the countries in which the brands operate.
4. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2008, December 31, 2007 and 2008 were comprised of cash, cash on deposit with banks and corporations and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on the financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended
	Nine months ended December 31,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	1,388	Rs.	1,096	Rs.	1,388
Additional provision during the period, net of collections		510		1087		289
Bad debts charged to provision		(817)		(165)		(581)

Balance at the end of the period	Rs.	1,081	Rs.	2,018	Rs.	1,096

6. Inventories
     Inventories consist of the following:

	As of December 31,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	407	Rs.	568	Rs.	455
Raw materials and components		2,777		3,105		2,950
Work-in-process		773		778		1,078
Finished goods		2,671		4,562		2,689

	Rs.	6,628	Rs.	9,013	Rs.	7,172

7. Investment Securities
     Investment securities consist of the following:

	As of December 31, 2007						As of December 31, 2008
			(Unaudited)						(Unaudited)
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	17,217	Rs.	521	Rs.	17,738	Rs.	17,027	Rs.	318	Rs.	17,347
Certificate of deposits		—		—		—		2,894		—		2,894

Total	Rs.	17,217	Rs.	521	Rs.	17,738	Rs.	19,921	Rs.	318	Rs.	20,241

	As of March 31, 2008
	Carrying		Gross Unrealized
	Value		Holding Gains		Fair Value

Available-for-sale:

Investments in liquid and short-term mutual funds	Rs.	14,317	Rs.	491	Rs.	14,808
Certificate of deposits		—		—		—

Total	Rs.	14,317	Rs.	491	Rs.	14,808

     Dividends from available-for-sale securities during the year ended March 31, 2008 and nine months ended December 31, 2007 and 2008 were Rs. 1,428, Rs. 1,197 and Rs. 1,939 respectively and are included in other income.
8. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of December 31,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Land	Rs.	2,111	Rs.	2,142	Rs.	2,127
Buildings		8,748		12,471		9,679
Plant and machinery		10,206		17,091		13,327
Furniture, fixtures and equipment		5,594		8,375		6,853
Computer equipments		11,215		12,172		10,518
Vehicles		2,339		2,727		2,417
Computer software for internal use		3,133		3,656		2,916
Capital work-in-progress		12,471		15,966		13,544

		55,817		74,600		61,381
Accumulated depreciation and amortization		(19,945)		(27,436)		(21,559)

	Rs.	35,872	Rs.	47,164	Rs.	39,822

     Depreciation expense for the year ended March 31, 2008 and nine months ended December 31, 2007 and 2008 is Rs. 5,343, Rs. 3,801 and Rs. 4,939 respectively. This includes Rs. 752, Rs. 484 and Rs. 675 as amortization of capitalized internal use software, for the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008, respectively.
9. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of December 31,
	2007						2008
	(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	98	Rs.	32	Rs.	130	Rs.	127	Rs.	3
Customer-related intangibles		4,568		1,326		3,242		11,226		2,457		8,770
Marketing-related intangibles (*)		9,172		166		9,006		4,883		358		4,524
Effect of translation adjustments		(209)		37		(246)		2,895		524		2,371

	Rs.	13,661	Rs.	1,627	Rs.	12,034	Rs.	19,134	Rs.	3,466	Rs.	15,668

	As of March 31, 2008
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	103	Rs.	27
Customer-related intangibles		4,585		1,518		3,067
Marketing-related intangibles (*)		9,172		190		8,982
Effect of translation adjustments		464		60		404

	Rs.	14,351	Rs.	1,871	Rs.	12,480

*	Gross carrying amount for marketing-related intangibles include indefinite life intangibles assets of Rs. 4,873, Rs. 4,873 and Rs. 2,152 as of March 31, 2008, December 31, 2007 and 2008 respectively.
The movement in goodwill balance is given below:

	Nine months ended December 31,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	12,706	Rs.	38,943	Rs.	12,706
Goodwill relating to acquisitions		25,891		1,115		26,270
Adjustment relating to finalization of purchase price allocation		19		(636)		(215)
Tax benefit allocated to goodwill		(64)		—		(51)
Effect of translation adjustments		(754)		5,352		233

Balance at the end of the period	Rs.	37,798	Rs.	44,774	Rs.	38,943

Goodwill as of December 31, 2007, 2008 and March 31, 2008 has been allocated to the following reportable segments:

	As of December 31,				As of March 31,
Segment	2007		2008		2008
	(Unaudited)		(Unaudited)
IT Services	Rs.	31,902	Rs.	35,217	Rs.	32,672
IT Products		239		324		278
Consumer Care and Lighting		4,486		7,958		4,641
Others		1,171		1,275		1,352

Total	Rs.	37,798	Rs.	44,774	Rs.	38,943

10. Warranty Obligation
     The activity in warranty obligations is given below:

					Year ended
	Nine months ended December 31,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	742	Rs.	924	Rs.	742
Additional provision during the period		639		406		1,016
Reduction due to payments		(632)		(464)		(834)

Balance at the end of the period	Rs.	749	Rs.	866	Rs.	924

11. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,880, Rs. 1,342 and Rs. 1,807 for the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008 respectively.
     Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending December 31,
2009	Rs.	907
2010		926
2011		912
2012		813
2013		645
Thereafter		3,300

Total	Rs.	7,503

     Prepaid rentals for leasehold land included under Other assets, represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
12. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2008, December 31, 2007 and 2008 were Rs. 1,343, Rs. 1,243 and Rs. 1,635 respectively. The Company’s equity in the income of Wipro GE for nine months ended December 31, 2007 and 2008 was Rs. 157 and Rs. 327 respectively.
     Wipro GE had received tax demands for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to a total of Rs 976, including interest. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits as were claimed by Wipro GE under the Indian Income Tax Act, 1961 (the Act). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority had vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities thereafter filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004, which are currently pending before the second appellate authority.
     In December 2008, Wipro GE received, on similar grounds, additional tax demand of Rs. 552 (including interest) for the financial year ended March 31, 2005. Wipro GE has filed an appeal against the said demand within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes for all financial years should be in its favour and that it will not have any material adverse effect on its financial position and results of operations. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
13. Financial Instruments
     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s funds are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the

Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable as of March 31, 2008, December 31, 2007 and 2008 and revenues for the years ended March 31, 2008 and for the nine months ended December 31, 2007 and 2008.
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. In these derivative instruments a bank is generally the counter party and the Company considers the risks of non-performance by such counterparty as non-material. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period. The balance portions of these forward foreign exchange / option contracts mature between twelve to sixty months.
     The following table presents the aggregate contracted outstanding principal amounts of the Company’s derivative contracts:

	As of December 31,		As of March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$2,032	$2,016	$2,775
	€25	€99	€105
	£132	£76	£61
	CHF —	CHF 12	CHF —
	AUD —	AUD 2	AUD —
	SGD —	SGD 2	SGD —

Buy	$515	$480	$435
	¥4,096	¥3,647	¥7,580

Net purchased options (to sell)	$258	$467	$641
	€—	€6	€24
	¥—	¥6,518	¥7,682
	£—	£60	£84

Cross-currency interest rate swap	¥—	¥35,016	¥—
     In connection with cash flow hedges, the Company has recorded Rs. (1,097), Rs. 1,141 and Rs. (15,749) of the net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as on March 31, 2008, December 31, 2007 and December 31, 2008 respectively. The Company has also recognized a mark to market loss of Rs. 495, Rs. Nil and Rs. 4,072 as at March 31, 2008, December 31, 2007 and 2008 respectively, relating to changes in fair value of derivative financial instruments, designated as hedges of net investment in non-integral foreign operations in translation adjustments in other comprehensive income.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2008, nine months ended December 31, 2007 and 2008.

					As of
	As of December 31,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	72	Rs.	(1,097)	Rs.	72
Net (gain)/loss reclassified into net income on occurrence of hedged transactions		(72)		1,118		(72)
Deferred cancellation losses relating to roll-over hedging		—		(6,786)		—
Changes in fair value of effective portion of outstanding derivatives		1,141		(8,984)		(1,097)

Unrealized gain/(loss) on cash flow hedging derivatives, net		1,069		(14,652)		(1,169)

Balance as at the end of the period	Rs.	1,141	Rs.	(15,749)	Rs.	(1,097)

     As of December 31, 2007 and 2008 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

     Other assets include derivative assets amounting to Rs. 1,005, Rs. 2,027 and Rs. 4,188 as of March 31, 2008, December 31, 2007 and 2008 respectively and Other liabilities includes derivative liabilities amounting to Rs. 2,571, Rs. 613 and Rs. 13,904 as of March 31, 2008, December 31, 2007 and 2008 respectively.
14. Accumulated Other Comprehensive Income
     The accumulated other comprehensive income includes the movement of translation reserve. The opening and closing balance in translation reserve is given below:

						Year ended
	Nine months ended December 31,					March 31,
	2007		2008			2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	(220)	Rs.	(110)	Rs.	(220)
Movement in translation reserve		(793)		8,356		605
Movement in effective portion of hedges of net investments in foreign operations		—		(4,072)		(495)

Balance at the end of the period	Rs.	(1,013)	Rs.	4,174	Rs.	(110)

15. Debt
     During the period ended December 31, 2008 the Company has utilized its cash generated from operations for net repayment of short-term borrowings in various currencies equivalent to Rs. 4,526
     For further information on short-term borrowings and debt obligations, see note 15 of the Company’s Annual Consolidated Financial Statements as of March 31, 2008.
     Interest expense was Rs. 599 and Rs. 1,682 for the nine months ended December 31, 2007 and 2008 respectively. Interest capitalized by the Company was Rs. Nil and Rs. 314 for the nine months ended December 31, 2007 and 2008 respectively.
16. Other Income, net
     Other income consists of the following:

	Nine months ended December 31,
	2007		2008
	(Unaudited)		(Unaudited)
Interest income	Rs.	977	Rs.	1,268
Interest expense		(599)		(1,693)
Dividend income		1,197		1,939
Gain on sale of liquid and short-term mutual funds		596		668
Foreign exchange gain / (loss), net		—		(3,638)
Profit on sale of fixed assets		18		19

	Rs.	2,189	Rs.	(1,437)

     Foreign exchange gain / (losses) relates to exchange gain/ (losses) on External Commercial Borrowings (ECB), debt denominated in foreign currency and derivative financial instruments related to such foreign currency debt.
     The Company purchased cross-currency interest rate swap (CCIRS) in conjunction with a Yen-denominated External Commercial Borrowing (ECB) to offset its U.S. Dollar denominated foreign currency exposure arising from its investment in Wipro Inc. (a subsidiary). While the CCIRS along with the Yen-denominated ECB, is an economic hedge of the net investment in the foreign operation, this combination does not qualify as a hedging instrument within SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related guidance. Accordingly, the foreign exchange exposure arising on such CCIRS along with exchange loss on Yen-denominated ECB amounting to Rs 3,408 has been accounted for in the income statement within Other income, net above.
17. Income Taxes
     Income taxes have been allocated as follows:

	Nine months ended December 31,
	2007		2008
	(Unaudited)		(Unaudited)
Continuing operations	Rs.	2,778	Rs.	4,040
Stockholders equity for:
Income tax benefits relating to employee stock incentive plan		(68)		(18)
Sale of long-lived asset to the controlling shareholder		52		—
Unrealized gain / (loss) on investment securities, net		(16)		(60)
Unrealized gain / (loss) on cash flow hedging derivatives		199		(1,929)

Total income taxes	Rs.	2,945	Rs.	2,033

     Income taxes relating to continuing operations consist of the following:

	Nine months ended December 31,
	2007		2008
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	1,906	Rs.	2,815
Foreign		904		1,885

	Rs.	2,810	Rs.	4,700

Deferred taxes
Domestic	Rs.	(78)	Rs.	(272)
Foreign		46		(388)

	Rs.	(32)	Rs.	(660)

Total income tax expense	Rs.	2,778	Rs.	4,040

     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48).
     Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will decrease by Rs. 159 during the next 12 months due to the expiry of the statute of limitations. The unrecognized tax benefit has increased, primarily due to Rs. 918 of certain additional tax credits considered in the income tax filings for the year ended March 31, 2008.
     A listing of open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities

Jurisdiction	Open tax years
India	2004-05 to 2007-08
United States — federal taxes	2004-05 to 2007-08
United States — state taxes	2002-03 to 2007-08
United Kingdom	2002-03 to 2007-08
Japan	2002-03 to 2007-08
Canada	2000-01 to 2007-08
18. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under the plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

	Nine months ended		Year ended
	December 31,		March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,961,760	7,961,760	7,961,760
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,961,760	7,961,760	7,961,760

     Wipro Employee Stock Option plan and Restricted Stock Unit Option Plan. A summary of the general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of
Name of Plan	Authorized Shares	Exercise Prices

Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 — 489
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 — 489
Stock Option Plan (2000 ADS Plan)	9,000,000		$3 — 7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs	2
Wipro ADS Restricted Stock Unit Option Plan (WARSUP 2004 plan)	12,000,000		$0.04
Wipro employee Restricted Stock Unit Option Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2
Wipro employee Restricted Stock Unit Option Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
     Employees covered under the stock option plans and restricted stock unit option plans (collectively stock option plans) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for the aforementioned stock option plans is generally ten years.
     The following table summarizes stock option activity:

			Nine months ended December 31,						Year ended March 31,
			2007			2008			2008
			(Unaudited)			(Unaudited)
				Weighted			Weighted			Weighted
				Average			Average			Average
	Range of			Exercise			Exercise			Exercise
	Exercise Prices		Number	Price		Number	Price		Number	Price

Outstanding at the beginning of the year	Rs.	171 — 489	2,955,319	Rs.	333	1,219,926	Rs.	264	2,955,319	Rs.	333
		$3 — 7	556,089		$6	8,706		$5	556,089		$6
	Rs.	2	10,946,864	Rs.	2	9,700,163	Rs.	2	10,946,864	Rs.	2
		$0.04	1,551,330		$0.04	1,885,236		$0.04	1,551,330		$0.04

Granted	Rs.	171 — 489	—		—	120,000	Rs.	489	—		—
		$3 — 7	—		—	—		$—	—		—
	Rs.	2	81,300	Rs.	2	6,882,415	Rs.	2	81,300	Rs.	2
		$0.04	665,386		$0.04	1,484,261		$0.04	665,386		$0.04

Exercised	Rs.	171 — 489	(1,014,789)	Rs.	395	(344,899)	Rs.	263	(1,211,880)	Rs.	374
		$3 — 7	(104,200)		$6	(4,400)		$5	(500,199)		$6
	Rs.	2	(270,494)	Rs.	2	(1,508,605)	Rs.	2	(574,051)	Rs.	2
		$0.04	(138,420)		$0.04	(413,614)		$0.04	(167,540)		$0.04

Forfeited and lapsed	Rs.	171 — 489	(505,044)	Rs.	399	(2,850)	Rs.	231	(523,513)	Rs.	400
		$3 — 7	(47,185)		$7	(2,700)		$5	(47,184)		$7
	Rs.	2	(558,115)	Rs.	2	(823,417)	Rs.	2	(753,950)	Rs.	2
		$0.04	(139,880)		$0.04	(351,275)		$0.04	(163,940)		$0.04

Outstanding at the end of the year	Rs.	171 — 489	1,435,486	Rs.	267	992,177	Rs.	291	1,219,926	Rs.	264
		$3 — 7	404,704		$6	1,606		$5	8,706		$5
	Rs.	2	10,199,555	Rs.	2	14,250,556	Rs.	2	9,700,163	Rs.	2
		$0.04	1,938,416		$0.04	2,604,608		$0.04	1,885,236		$0.04

     The following table summarizes information about stock options outstanding as of December 31, 2008

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average	Weighted
		Remaining	Average			Remaining	Average
Range of		Life	Exercise			Life	Exercise
Exercise Prices	Numbers	(Months)	Price		Numbers	(Months)	Price

Rs. 171 — 489	992,177	9	Rs.	291	872,177	2	Rs.	264
$3 —7	1,606	15		$4.7	1,606	15		$4.7
Rs. 2	14,250,556	46	Rs.	2	3,192,341	29	Rs.	2
$0.04	2,604,608	53		$0.04	241,639	31		$0.04

     The weighted-average grant-date fair value of options granted during the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008 was Rs. 578, Rs. 578 and Rs. 317 for each option respectively.
     The total intrinsic value of stock options exercised during the years ended March 31, 2008 and the nine months ended December 31, 2007 and 2008 was Rs. 713, Rs 321 and Rs. 651 respectively. As of December 31, 2008 stock options that are outstanding and exercisable had an aggregate intrinsic value of Rs. 3,014 and Rs. 390 respectively. As of December 31, 2008, the unamortized stock compensation expense under the stock option plans is Rs. 3,644 and the same is expected to be amortized over a weighted average period of approximately 3.09 years.
     An amendment to the Indian tax regulations levies a tax titled Fringe Benefit Tax (FBT) on all employee stock options, that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. The FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits that accrue to the employee. Consequent to the amendment in the tax regulations, the Company has modified its employee stock option plans to recover the FBT from the employees. The Company’s recovery of FBT from the employees is directly linked to the exercise of the stock option by such employee and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.
     The fair value of each option granted has been determined using the Binomial option pricing model. The model includes assumptions regarding dividend yields, expected volatility, expected terms, risk free interest rates and expected Fringe Benefit Tax recovery. These assumptions reflect management’s best estimates, but involve inherent market uncertainties based on market conditions generally outside of the Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense may have been impacted. Further, if the management uses different assumptions in future periods, stock based compensation expense may be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Nine months ended
December 31,
2008
(Unaudited)
Expected term	5 — 7 years
Risk free interest rates	7.36 — 7.42
Volatility	35.81 — 36.21
Dividend yield	—
     Total stock compensation cost recognized under the employee stock incentive plans is Rs. 1,076, Rs. 926 and Rs. 1,245 during the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Nine months ended				Year ended
	December 31,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Cost of revenues	Rs.	724	Rs.	972	Rs.	840
Selling and marketing expenses		117		158		137
General and administrative expenses		85		115		99

	Rs.	926	Rs.	1,245	Rs.	1,076

19. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Nine months ended December 31,
	2007		2008
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	23,487	Rs.	25,342

Equity shares
Weighted average number of equity shares outstanding		1,450,201,056		1,453,569,246
Effect of dilutive equivalent shares-stock options		4,753,171		2,761,153

Weighted average number of equity shares and equivalent shares outstanding		1,454,954,227		1,456,330,399

     Shares held by the controlled WERT have been reduced from the equity shares outstanding for computing basic and diluted earnings per share as per the treasury stock method in accordance with SFAS No. 128, Earnings per Share. Shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding for computing basic earnings per share.
20. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the nine months ended December 31, 2007 and 2008 included:

	Nine months ended December 31,
	2007		2008
	(Unaudited)		(Unaudited)
Service cost	Rs.	217	Rs.	332
Interest cost		62		94
Expected return on assets		(39)		(60)
Adjustment		21		—

Net gratuity cost	Rs.	261	Rs.	366

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.
     The Company contributed Rs. 2,383, Rs. 1,722 and Rs. 2,131 to various defined contribution and benefit plans during the year ended March 31, 2008 and nine months ended December 31, 2007 and 2008 respectively.
21. Sale of accounts receivables/employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in sales-type finance receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the respective agreements with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale and are based on the carrying value of the financial assets, fair value of the servicing liability and recourse obligations. During the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008, the Company transferred financial asset of Rs. 1,625, Rs. 377 and Rs. 334 respectively under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in losses of Rs. 41, Rs. 11 and Rs 31 for the year ended March 31, 2008 and the nine months ended December 31, 2007 and 2008 respectively.

22. Commitments and Contingencies
     Capital commitments. As of March 31, 2008, December 31, 2007 and 2008, the Company had committed to spend approximately Rs. 7,266, Rs. 5,212 and Rs. 1,437 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for every year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware that was previously imported duty free. As of December 31, 2008, the Company has met all commitments required under the plan.
     As of March 31, 2008, December 31, 2007 and 2008, the Company had contractual obligations to spend approximately Rs. 3,256, Rs. 2,021 and Rs. 3,433 respectively; under purchase obligations which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2008, December 31, 2007 and 2008 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 4,392, Rs. 4,656 and Rs. 6,070 respectively, as part of the bank line of credit.
     Contingencies and lawsuits
     The Company received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in the Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the Company for years ended March 31, 2001, 2002 and 2003. The tax authorities have filed similar appeals for the years ended March 31, 2004. In December 2008, the Company received, on similar grounds, additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
23. Segment Information
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, except for short-term borrowings, long-term debt and obligations under capital leases.
     In April 2008, the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
     IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.
     IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks and is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items. Fringe benefit tax, which is an expenditure related tax, incurred by the Company is not allocated to individual segments and is reported as a reconciling item.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Nine months ended December 31, 2007 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	105,498	Rs.	17,335	Rs.	122,833	Rs.	9,832	Rs.	8,809	Rs.	—	Rs.	141,474
Exchange rate fluctuations		(284)		59		(225)		(17)		6		236		—

Total revenues		105,214		17,394		122,608		9,815		8,815		236		141,474
Cost of revenues		(70,968)		(15,552)		(86,520)		(6,011)		(7,183)		(137)		(99,851)
Selling and marketing expenses		(6,318)		(667)		(6,985)		(2,034)		(459)		(107)		(9,584)
General and administrative expenses		(5,872)		(649)		(6,521)		(488)		(550)		(30)		(7,589)
Amortization of intangible assets		(286)		(23)		(309)		(88)		(27)		—		(424)
Exchange rate fluctuations		—		—		—		—		—		(625)		(625)
Others, net.		362		42		404		33		76		13		526

Operating income of segment (1)	Rs.	22,132	Rs.	545	Rs.	22,677	Rs.	1,227	Rs.	672	Rs.	(650)	Rs.	23,927

Capital employed opening						59,835		3,094		5,659		36,662		105,250
Capital employed closing						91,922		18,926		6,562		30,517		147,997
Average capital employed						75,914		11,010		6,111		33,590		126,624
Return on capital employed						40%		15%		—		—		25%

	Nine months ended December 31, 2008 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	142,591	Rs.	24,333	Rs.	166,924	Rs.	14,454	Rs.	7,726	Rs.	—	Rs.	189,104
Exchange rate fluctuations		(680)		(87)		(767)		(15)		(78)		860		—

Total revenues.		141,911		24,246		166,157		14,439		7,648		860		189,104
Cost of revenues		(94,987)		(21,898)		(116,885)		(8,185)		(7,178)		(328)		(132,576)
Selling and marketing expenses		(8,624)		(1,000)		(9,624)		(3,436)		(234)		(144)		(13,438)
General and administrative expenses		(9,162)		(535)		(9,697)		(915)		(317)		(78)		(11,007)
Amortization of intangible assets		(759)		(12)		(771)		(282)		(31)		—		(1,084)
Exchange rate fluctuations		—		—		—		—		—		(860)		(860)
Others, net		161		46		207		53		121		22		403

Operating income of segment (1)	Rs.	28,540	Rs.	847	Rs.	29,387	Rs.	1,674	Rs.	9	Rs.	(528)	Rs.	30,542

Capital employed opening						99,673		19,308		6,990		48,219		174,190
Capital employed closing						104,298		18,699		6,491		59,104		188,592
Average capital employed						101,985		19,004		6,741		53,662		181,391
Return on capital employed						38%		12%		—		—		22%

(1)      Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Nine Months ended December 31,
Segments	2007		2008
	(unaudited)		(unaudited)
IT Services	Rs.	824	Rs.	1,071
IT Products		55		77
Consumer Care and Lighting		28		57
Others		8		14
Reconciling items		11		26

The Company has four geographic segments: India, the United States, Europe and Rest of the world.
Revenues from the geographic segments based on domicile of the customer are as follows:

	Nine Months ended December 31,
	2007		2008
	(unaudited)		(unaudited)
India	Rs.	33,090	Rs.	39,094
United States		63,480		85,651
Europe		34,704		43,774
Rest of the world		10,200		20,585

	Rs.	141,474	Rs.	189,104

24. Post Balance Sheet Events:
     On January 14, 2009, one of the customers of the Company filed for credit protection arrangement in Canada, the United States and Europe in order to undertake a comprehensive business and financial restructuring. Consequent to this filing, the Company reviewed the adequacy of reserves in respect of receivables from this customer and recorded additional reserves in the financial statements for the quarter and nine months ended December 31, 2008.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
(in millions, except share data and where otherwise stated)
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward—looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     Our IT Products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and the Middle East region.
     We also have a notable presence in the markets for consumer products and lighting and infrastructure engineering.
     Until March 31, 2008, our reportable segments, were Global IT Services and Products (comprised of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.
     In April 2008 we re-organized our IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, we identified IT Services and IT Products as the new operating and reportable segments within our IT business. There was no change in the reportable segments for our other businesses.
     Our revenue and net income for the three month and nine month periods ended December 31, 2007 and 2008, respectively are provided below.

	Wipro Limited and its subsidiaries
	Three months ended December 31,						Nine months ended December 31,
					Year on						Year on Year
	2007		2008		Year Change		2007		2008		Change
	(in millions except earnings per share data)
Revenue	Rs.	52,361	Rs.	65,387	25%		Rs.	141,474	Rs.	189,104	34%
Cost of revenue		(37,416)		(45,953)	23%			(99,851)		(132,576)	33%
Gross profit		14,945		19,434	30%			41,623		56,528	36%
Operating income		8,899		10,621	19%			23,927		30,542	28%
Net income		8,261		8,979	9	%(1)		23,487		25,342	8	%(1)
As a Percentage of Revenue:
Selling and marketing expenses		6.75%		6.81%	(6	) bps		6.77%		7.11%	(34	) bps

General and administrative expenses		5.49%		6.58%	(109	) bps		5.36%		5.82%	(46	) bps
Gross margins		28.54%		29.72%	118	bps		29.42%		29.89%	47	bps
Operating Margin		17%		16.24%	(76	) bps		16.91%		16.15%	(76	) bps

	Wipro Limited and its subsidiaries
	Three months ended December 31,			Nine months ended December 31,
			Year on			Year on Year
	2007	2008	Year Change	2007	2008	Change
	(in millions except earnings per share data)
Earnings per share.
Basic	5.69	6.17		16.20	17.43
Diluted	5.68	6.17		16.14	17.40

(1)	Our adjusted non-GAAP net income for the three and nine months ended December 31, 2008 is Rs. 9,700 and Rs. 28,011, respectively, a growth of 17% and 19% over the three and nine months period ended December 31, 2007, respectively. See discussion below
     Our revenue and operating income by business segment expressed in terms of percentages are provided below for the Nine months ended December 31, 2007 and 2008:

	Three months ended		Nine months ended
	December 31,		December 31,
	2007	2008	2007	2008
		(In Percentage)
Revenue:
IT Services and Products
IT Services	74	78	75	75
IT Products	13	12	12	13
Total	87	90	87	88
Consumer Care and Lighting	8	7	7	8
Others	5	3	6	4
	100	100	100	100

Operating income:
IT Services and Products
IT Services	90	95	93	93
IT Products	2	3	2	3
Total	92	98	95	96
Consumer Care and Lighting	6	5	5	5
Others	2	(3)	—	(1)
	100	100	100	100
     The following table provides our non-GAAP net income, excluding the impact of translating specific foreign currency borrowings and the impact of periodic fair value measurement of related cross-currency interest rate swaps used in combination to mitigate exchange fluctuations arising from translation of investments in foreign operations, (which did not qualify as hedging of net investment, under GAAP), and certain stock-related fringe benefit tax expenses paid in India. This non GAAP net income is a measure defined by the SEC as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measure should be carefully evaluated.
     A reconciliation of net income as reported and non-GAAP net income, excluding impact of currency translation on foreign currency loan, related cross-currency interest rate swaps and certain stock-related fringe benefit tax, is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2007		2008		2007		2008
Net income as per GAAP	Rs.	8,261	Rs.	8,979	Rs.	23,487	Rs.	25,342
Adjustments:
Translation loss on a foreign currency loan and changes in fair value of cross-currency interest rate swap		—		678		—		2,494
Stock-related fringe benefit tax expense paid in India (1)		—		43		—		175

Adjusted Non-GAAP net income	Rs.	8,261	Rs.	9,700	Rs.	23,487	Rs.	28,011

(1)	Relates to stock options granted prior to April 1, 2007, where application of GAAP results in a permanent mismatch between the fringe benefit tax expense recorded through the income statement and the related recovery of the fringe benefit tax from the employees by modifying the grants outstanding as of April 1,2007, which is recorded through equity
     The Company believes that the presentation of this non-GAAP adjusted net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company believes that foreign currency borrowing in combination with related cross-currency interest rate swap are in substance economic hedges of net investment in foreign operations, though for GAAP reporting the impact of translation and fair value measurements are recorded in the income statement. In addition, certain stock-based fringe benefit tax expenses are fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders’ equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.
     For our internal budgeting process, our management also uses financial statements that do not include impact of periodic translation of such specific foreign currency borrowings and fair value re-measurement of related cross-currency interest rate swaps and certain stock-based fringe benefit tax expenses. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
     A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measures and by providing a reconciliation to the corresponding GAAP measure.
Results of operations for the three months ended December 31, 2008 and 2007
•	Our total revenues increased by 25%. This was driven primarily by a 30%, 26% and 20% increase in revenue from our IT Services, IT Products and Consumer Care and Lighting business segments respectively.

•	Our gross profit as percentage of our total revenue increased by 118 basis points (bps). This was primarily on account of an increase in gross profit as a percentage of revenue from our IT Services segment by 127 bps, an increase in gross profit as a percentage of revenue from our IT Products segment by 146 bps and an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment by 397 bps.

•	Our Selling and marketing expenses as a percentage of revenue has increased from 6.75% for the three months ended December 31, 2007 to 6.81% for the three months ended December 31, 2008. In absolute terms the selling and marketing expenses have increased by 26%, primarily due to increase in the IT Services and Consumer Care and Lighting segments.

•	Our General and administrative expenses as a percentage of revenue has increased from 5.49% for the three months ended December 31, 2007 to 6.58% for the three months ended December 31, 2008. In absolute terms the general and administrative expenses have increased by 50%, primarily due to increase in general and administrative expenses in IT Services and Consumer Care and Lighting segments.

•	The increase of Rs. 142 in the amortization of intangible assets was primarily due to an increase in the amortization of intangibles of our IT Services segment by Rs. 107 and an increase in the amortization of intangibles of our Consumer Care and Lighting segment by Rs. 49. This increase is primarily attributable to the amortization of determinable life intangibles of Infocrossing and Unza.

•	As a result of the foregoing factors, our operating income increased by 19% from Rs. 8,899 for the three months ended December 31, 2007 to Rs. 10,621 for the three months ended December 31, 2008.

•	Our Other income, net, decreased from Rs. 455 for the three months ended December 31, 2007 to Rs. (376) for the three months ended December 31, 2008. This decrease is primarily on account of an increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency and the change in the fair value of cross-currency interest rate swaps of Rs. 1,144. Further, interest expense increased by Rs. 322 on account of the increase in average quantum of debt during the three months ended December 31, 2008. This is partially offset by an increase in income from investments in liquid and short-term mutual funds by Rs. 52 and increase in dividend income by Rs. 339.

•	Our income taxes increased by Rs. 290, from Rs. 1,074 for the three months ended December 31, 2007 to Rs. 1,364 for the three months ended December 31, 2008. Our effective tax rate increased from 11.5% for the three months ended December 31, 2007 to 13.2% for the three months ended December 31, 2008. The translation loss on foreign currency loan and change in fair value of cross-currency interest rate swap is not deductable for tax purposes. Adjusted for the impact of translation loss on a foreign currency loan and changes in fair value of cross-currency interest rate swap and tax write-backs, our effective tax rate was 14% for the three month ended December 31, 2008 as compared to 13.6% for the three month ended December 31, 2007. This increase is primarily due to expiry of tax holiday period in respect of certain units.

•	Our equity in earnings of affiliates for the three months ended December 31, 2007 and 2008 was Rs. (14) and Rs. 114, respectively. Equity in earnings of affiliates of Rs. 114 for the three months ended December 31, 2008 is the equity in earnings of Wipro GE. Equity in losses of affiliates of Rs. 14 for the three months ended December 31, 2007 comprises equity in losses of Wipro GE.
•	As a result of the foregoing factors, our net income increased by Rs. 718 or 9%, from Rs. 8,261 for the three months ended December 31, 2007 to Rs. 8,979 for the three months ended December 31, 2008.
Results of operations for the Nine months ended December 31, 2008 and 2007
•	Our total revenues increased by 34%. This was driven primarily by a 35%, 39% and 47% increase in revenue from our IT Services, IT Products and Consumer Care and Lighting business segments, respectively.

•	Our gross profit as percentage of our total revenue increased by 47 bps. This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment by 455 bps and increase in gross profit as a percentage of revenue from our IT Services segment by 52 bps. This was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 91 bps and a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items, by 734 bps.

•	Our Selling and marketing expenses as a percentage of revenue has increased from 6.77% for the nine months ended December 31, 2007 to 7.11% for the nine months ended December 31, 2008. In absolute terms the selling and marketing expenses have increased by 40%, primarily due to increase in the IT Services segment.

•	Our General and administrative expenses as a percentage of revenue has increased from 5.36% for the nine months ended December 31, 2007 to 5.82% for the nine months ended December 31, 2008. In absolute terms the general and administrative expenses have increased by 45%, primarily due to increase in general and administrative expenses in IT Services segment.

•	The increase of Rs. 660 in the amortization of intangible assets was primarily due to an increase in the amortization of intangibles of our IT Services segment by Rs. 473, an increase in the amortization of intangibles of our Consumer Care and Lighting segment by Rs. 194. This increase is primarily attributable to the amortization of determinable life intangibles of Infocrossing and Unza.

•	As a result of the foregoing factors, our operating income increased by 28% from Rs. 23,927 for the nine months ended December 31, 2007 to Rs. 30,542 for the nine months ended December 31, 2008.

•	Our Other income, net, decreased from 2,189 for the nine months ended December 31, 2007 to Rs. (1,437) for the nine months ended December 31, 2008. This decrease is primarily on account of increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency and change in the fair value of cross-currency interest rate swaps of Rs. 3,638. Further, interest expense increased by Rs. 1,094 on account of the increase in average quantum of debt during the period ended December 31, 2008. This was partially offset by an increase in dividend income by Rs. 742.

•	Our income taxes increased by Rs. 1,262, from Rs. 2,778 for the nine months ended December 31, 2007 to Rs. 4,040 for the nine months ended December 31, 2008. Our effective tax rate increased from 10.5% for the nine months ended December 31, 2007 to 13.7% for the nine months ended December 31, 2008. The translation loss on foreign currency loan and change in fair value of cross-currency interest rate swap is not deductable for tax purposes. Adjusted for the impact of translation loss on a foreign currency loan and changes in fair value of cross-currency interest rate swap and tax write-backs, our effective tax rate was 12.7% for the nine month ended December 31, 2008 as compared to 12.2% for the nine month ended December 31, 2007. This increase is primarily due to expiry of tax holiday period in respect of certain units and increase in the proportion of income subject to taxation in foreign jurisdictions.

•	Our equity in earnings of affiliates for the nine months ended December 31, 2007 and 2008 was Rs. 157 and Rs. 327, respectively. Equity in earnings of affiliates of Rs. 157 and Rs. 327 for the nine months ended December 31, 2007 and 2008 respectively, is the equity in earnings of Wipro GE.

•	As a result of the foregoing factors, our net income increased by Rs. 1,855 or 8%, from Rs. 23,487 for the nine months ended December 31, 2007 to Rs. 25,342 for the nine months ended December 31, 2008.
Segment Analysis
IT Services
     We provide IT services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing services, or BPO, services. Our services offerings within the business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes. Our IT Services segment accounted for 75% of our revenue for the nine months ended December 31, 2007 and 2008, each. Our IT Services segment accounted for 93% of our operating income for the nine months ended December 31, 2007 and 2008, each.

	Three months ended December 31,				Nine months ended December 31,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
Revenue	38,875	50,643		30%	105,214	141,911		35%
Gross profit	12,347	16,729		35%	34,246	46,924		37%
Selling and marketing expenses	(2,370)	(2,758)		16%	(6,318)	(8,624)		37%
General and administrative expenses	(2,179)	(3,678)		69%	(5,872)	(9,162)		56%
Amortization of intangibles	(152)	(259)		70%	(286)	(759)		165%
Others, net	353	95	no		362	161	no
Operating income	7,999	10,129		27%	22,132	28,540		29%

As a Percentage of Revenue:
Selling and marketing expenses	6.10%	5.45%	65	bps	6.00%	6.08%	(8)	bps
General and administrative expenses	5.61%	7.26%	(165	)bps	5.58%	6.46%	(88	)bps
Gross margin	31.76%	33.03%	127	bps	32.55%	33.07%	52	bps
Operating margin	20.58%	20.00%	(58)	bps	21.04%	20.11%	(93) bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 38,711 and Rs. 50,464 for the three months ended December 31, 2007 and 2008 and Rs. 105,498 and Rs. 142,591 for the nine months ended December 31, 2007 and 2008, respectively.
Results of operations for the three months ended December 31, 2008 and 2007
•	Our revenue from IT Services segment grew by 30%. In USD terms our revenue grew by 12% from $979 to $1,100. Our average USD/INR realization increased from Rs. 39.7 for the three month ended December 31, 2007 to Rs 46 for the three month ended December 31, 2008.

This growth of 30% was primarily due to 47% increase in revenue from retail and transportation services, 40% increase in revenues from financial services, 35% increase in revenues from manufacturing and healthcare services, 22% increase in revenue from energy and utility services and 15% increase in revenue from technology, media and telecom services. In our IT Services segment, we added 31 new clients during the quarter ended December 31, 2008. The total number of clients that individually accounted for over US $1 million run rate in revenue increased from 334 as of December 31, 2007 to 436 as of December 31, 2008. Further, in our IT Services business excluding business process outsourcing and certain other services, our offshore rates increased by 3% while our onsite rates remained largely constant.

•	Our gross profit as a percentage of our revenue from our IT Services segment increased by 127 basis points. The improvement in gross margin as a percentage of revenue is primarily on account of improvement in utilization rates and favorable exchange rate fluctuations. Our utilization of billable employees improved from 67% to 70%. These improvements were partially offset by an increase in personnel costs due to compensation review and grant of additional stock options during the period.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment has decreased marginally from 6.10% for the three months ended December 31, 2007 to 5.45% for the three months ended December 31, 2008. This decrease was primarily due to cost curtailment initiatives adopted by the Company.

•	General and administrative expenses as a percentage of revenue from our IT Services segment has increased from 5.61% for the three months ended December 31, 2007 to 7.26% for the three months ended December 31, 2008. This increase of 165 bps is primarily on account of an increase in the provision for doubtful debts. Provision for doubtful debt increased by Rs. 600, primarily due to additional reserves in respect to certain specific customers.

•	Others, net for the three months ended December 31, 2007, includes Rs. 269 of recoveries from third parties/insurance of certain costs incurred by us.

•	Increase in amortization of our intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.

•	As a result of the above, operating income from our IT Services segment increased by 27%.
Results of operations for the nine months ended December 31, 2008 and 2007
•	Our revenue from IT Services segment grew by 35%. In USD terms our revenue grew by 25% from $2,616 to $3,277. Our average USD/INR realization increased from Rs. 40.3 for the nine month ended December 31, 2007 to Rs 43.5 for the nine month ended December 31, 2008.

This growth of 35% was primarily due to 46% increase in revenues from financial services, 44% increase in revenues from manufacturing and healthcare services, 43% increase in revenue from retail and transportation services, 25% increase in revenue from energy and utility services and 21% increase in revenue from technology, media and telecom services. In our IT Services segment, we added 90 new clients during the nine months ended December 31, 2008. The total number of clients that individually accounted for over US $1 million run rate in revenue increased from 334 as of December 31, 2007 to 436 as of December 31, 2008.

•	Our gross profit as a percentage of our revenue from our IT Services segment increased by 52 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in utilization rates and favorable exchange rate fluctuations. Our average utilization of billable employees improved from 67% for the nine month ended December 31, 2007 to 69% for the nine month ended December 31, 2008. These improvements were offset by the increase in the personnel cost due to compensation review and grant of additional stock options during the period.

•	Selling and marketing expenses as a percentage of revenue from our IT Services segment increased marginally from 6.00% for the nine months ended December 31, 2007 to 6.08% for the nine months ended December 31, 2008. However in absolute terms, selling and marketing expenses have increased by 37%. This increase was primarily due to an increase in personnel costs by Rs. 1,865 from Rs. 4,140 for the nine months ended December 31, 2007 to Rs. 6,004 for the nine months ended December 31, 2008. This is attributable to the increase in number of sales and marketing personnel for this business segment from 408 to 473, an increase in compensation costs as part of our compensation review and grant of additional stock options.

•	General and administrative expenses as a percentage of revenue from our IT Services segment has increased from 5.58% for the nine months ended December 31, 2007 to 6.46% for the nine months ended December 31, 2008. This increase was primarily due to an increase in personnel costs by Rs. 1,084 and an increase in the provision for doubtful debts by Rs 662. Personnel costs have increased from Rs. 2,321 for the nine months ended December 31, 2007 to Rs. 3,405 for the nine months ended December 31, 2008, which is attributable to the increase in the support staff consistent with the increase in volume and operations and increase in compensation cost as part of our compensation review, grant of additional stock options and acquisition of Infocrossing. The increase in the provision for doubtful debts was primarily due to additional reserve recorded upon a major customer opting for bankruptcy protection.

•	Increase in amortization of intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.

•	As a result of the above, operating income from our IT Services segment increased by 29%.
IT Products
     We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 12% and 13% of our total revenue for the nine months ended December 31, 2007 and 2008, respectively. Our IT Products segment accounted for 2% and 3% of our operating income for the nine months ended December 31, 2007 and 2008, respectively.

	Three months ended December 31,			Nine months ended December 31,
			Year on Year			Year on Year
	2007	2008	Change	2007	2008	Change
Revenue	6,483	8,145	26%	17,394	24,246	39%
Gross profit	651	937	44%	1,842	2,348	27%
Selling and marketing expenses	(212)	(372)	75%	(667)	(1,000)	50%

	Three months ended December 31,				Nine months ended December 31,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
General and administrative expenses	(245)	(223)	(9)%		(649)	(535)	(18)%
Amortization of intangibles	(8)	(4)	(50)%		(23)	(12)	(48)%
Others, net	14	3	no		42	46	no
Operating income	200	341	71%		545	847	55%

As a Percentage of Revenue:
Selling and marketing expenses	3.27%	4.57%	(130	)bps	3.83%	4.12%	(29	)bps
General and administrative expenses	3.78%	2.74%	104	bps	3.73%	2.21%	152	bps
Gross margin	10.04%	11.50%	146	bps	10.59%	9.68%	(91	)bps
Operating margin	3.08%	4.19%	111	bps	3.13%	3.49%	36	bps
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,469 and Rs 8,108 for the three months ended December 31, 2007 and 2008, respectively and Rs. 17,335 and Rs. 24,333 for the nine months ended December 31, 2007 and 2008, respectively.
Results of operations for the three months ended December 31, 2008 and 2007
•	Our revenue from the IT Products segment grew by 26%. This increase is primarily due to growth in revenues across all product lines.

•	Our gross profit as a percentage of our revenue from our IT Products segment increased by 146 bps. This improvement is primarily attributable to an increase in the proportion of revenues from traded products, which typically have higher gross margins.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment has increased from 3.27% for the three months ended December 31, 2007 to 4.57% for the three months ended December 31, 2008. This increase was primarily due to our focus on increasing our presence in select geographic regions.

•	General and administrative expenses as a percentage of revenue from our IT Products segment has decreased from 3.78% for the three months ended December 31, 2007 to 2.74% for the three months ended December 31, 2008. In absolute terms this has declined marginally by Rs. 22.

•	As a result of the above, operating income from our IT Products segment increased by 71%.
Results of operations for the nine months ended December 31, 2008 and 2007
•	Revenue from the IT Products business grew by 39%. This increase is primarily due to growth in revenues across all product lines.

•	Our gross profit as a percentage of our revenue from our IT products segment decreased by 91 bps. This decline is primarily attributable to increase in the procurement cost of imported items due to depreciation of Indian Rupee against U.S. Dollar during the nine month ended December 31, 2008.

•	Selling and marketing expenses as a percentage of revenue from our IT Products segment has increased marginally from 3.83% for the nine months ended December 31, 2007 to 4.12% for the nine months ended December 31, 2008. However, the increase in selling and marketing expenses in absolute terms was primarily due to focus on increasing presence in select geographies.

•	General and administrative expenses as a percentage of revenue from our IT Products segment has decreased from 3.73% for the nine months ended December 31, 2007 to 2.21% for the nine months ended December 31, 2008. This decline of Rs. 114 is primarily due to certain cost containment measures adopted by the Company

•	As a result of the above, operating income from our IT Products segment increased by 55%.
Consumer Care and Lighting
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisition of the Unza group, we are increasing our presence in personal care products sector in South East Asia. Our Consumer Care and Lighting segment accounted for 7% and 8% of our revenue for the nine months ended December 31, 2007 and 2008, respectively. Our Consumer Care and Lighting segment accounted for 5% of our operating income for the nine months ended December 31, 2007 and 2008, each.

	Three months ended December 31,				Nine months ended December 31,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
Revenue	4,045	4,862	20%		9,815	14,439	47%
Gross profit	1,573	2,084	32%		3,804	6,254	64%
Selling and marketing expenses	(799)	(1,182)	48%		(2,034)	(3,436)	69%
General and administrative expenses	(245)	(278)	13%		(488)	(915)	88%
Amortization of intangibles	(42)	(91)	117%		(88)	(282)	220%
Others, net	14	18	no		33	53	no
Operating income	501	551	10%		1,227	1,674	36%

As a Percentage of Revenue:
Selling and marketing expenses	19.75%	24.31%	(456	)bps	20.72%	23.80%	(308	)bps
General and administrative expenses	6.06%	5.72%	34	bps	4.97%	6.34%	(137	)bps
Gross margin	38.89%	42.86%	397	bps	38.76%	43.31%	455	bps
Operating margin	12.39%	11.33%	(106	)bps	12.50%	11.59%	(91	)bps
     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. With the acquisition of Unza, our strategy is to sustain and expand our market share in south-east Asia and introduce premium personal care products of Unza in the Indian markets.
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 4,050 and Rs. 4,864 for the three months ended December 31, 2007 and 2008, respectively and Rs. 9,832 and Rs. 14,454 for the nine months ended December 31, 2007 and 2008, respectively.
Results of operations for the three months ended December 31, 2008 and 2007
•	Our Consumer Care and Lighting revenue increased by 20%. This increase in revenue is primarily attributable to growth in revenue from personal care product of Unza, the entity we acquired in August 2007.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting revenue increased by 397 bps. This increase was primarily due to increase in the proportion of revenue from personal care products of Unza, which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 19.75% for the three months ended December 31, 2007 to 24.31% for the three months ended December 31, 2008. The increase in selling and marketing expenses by Rs. 383 is primarily due to increase in the proportion of revenues from personal care products, which typically have higher selling and marketing expenses and higher marketing and promotional spends on select personal care brands.

•	General and administrative expense as percentage of revenue from our Consumer Care and Lighting Segment has decreased marginally.

•	As a result of the above, operating income from our Consumer Care and Lighting segment increased by 10%.
Results of operations for the nine months ended December 31, 2008 and 2007
•	Our Consumer Care and Lighting revenue increased by 47%. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products and acquisition of Unza effective August 2007.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting revenue increased by 455 bps. This increase was primarily due to increase in the proportion of revenue from product range manufactured by Unza, which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 20.72% for the nine months ended December 31, 2007 to 23.80% for the nine months ended December 31, 2008. This increase is primarily due to integration of Unza from August 2007. Selling and distribution expense as a percentage of our revenue is typically higher in Unza products.

•	General and administrative expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 4.97% for the nine months ended December 31, 2007 to 6.34% for the nine months ended December 31, 2008. This increase is primarily due to integration of Unza from August 2007. General and administrative expense as a percentage of our revenue is typically higher in Unza products.

•	As a result of the above, operating income from our Consumer Care and Lighting segment increased by 36%.
Others, including reconciling items
Results of operations for the three months ended December 31, 2008 and 2007
•	Revenue from our Others segment, including reconciling items, decreased by 41%, from Rs. 2,958 for the three months ended December 31, 2007 to Rs. 1,737 for the three months ended December 31, 2008. This decrease was primarily driven by decrease in the revenue from hydraulic cylinders and tipping gear systems business. The decline in the revenues is attributable to the slowdown in the global markets which has impacted the demand for infrastructure engineering products in Indian and European markets.

•	Operating income from our Others segment, including reconciling items, decreased from Rs. 199 for the three months ended December 31, 2007 to Rs. (400) for the three months ended December 31, 2008. This is primarily due to losses of Rs. 230 incurred in our hydraulic cylinders and tipping gear systems business as against income of Rs. 282 in the corresponding period in previous year.
Results of operations for the nine months ended December 31, 2008 and 2007
•	Revenue from our Others segment, including reconciling items, decreased by 6%, from Rs. 9,051 for the nine months ended December 31, 2007 to Rs. 8,508 for the nine months ended December 31, 2008. This decrease was primarily driven by a decrease in revenue from hydraulic cylinders and tipping gear systems business. The decline in the revenues is attributable to slowdown in the global markets which has impacted the market for infrastructure engineering products in Indian and European markets.

•	Operating income from our Others segment, including reconciling items, decreased from Rs. 22 for the nine months ended December 31, 2007 to Rs. (519) for the nine months ended December 31, 2008. This is primarily due to income Rs. 42 in our hydraulic cylinders and tipping gear systems business as against income of Rs. 748 in the corresponding period in previous year.
Stock Compensation
     As of December 31, 2008, 993,783 options are outstanding under our stock option plan and 16,855,164 options are outstanding under our restricted stock unit option plan. The compensation cost arising from such grants is being amortized over the relevant vesting period. As a result of the above, we have amortized stock compensation expenses of Rs. 926 and Rs. 1,245 for the nine months ended December 31, 2007 and 2008 respectively.
     The stock compensation charge has been allocated to cost of revenue, selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended December				Nine months ended December
	31,				31,
	2007		2008		2007		2008
	(in millions)				(in millions)
Cost of revenue	Rs	236	Rs	356	Rs	724	Rs.	972
Selling and marketing expenses		38		58		117		158
General and administrative expenses		28		42		85		115

	Rs	302	Rs	456	Rs	926	Rs	1,245

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 503 and Rs. 1,131 for the nine months ended December 31, 2007 and 2008, respectively. The increase is due to Unza and Infocrossing.
Foreign exchange gains / (losses), net
     Our foreign exchange gains/(losses), net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within Other income, net); and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items. Changes in the fair value of derivative instruments which are economic hedges in respect of debt denominated in foreign currency are reported in Other income, net.
Other Income, net
     Our other income, net includes interest income on liquid and short-term investments, interest and related expense on short-term borrowings from bank, short-term and long-term debt, dividend income, exchange differences arising from the translation or settlement of debt denominated in foreign currency and changes in fair value of related derivative instruments and realized gains/losses on the sale of investment securities.
Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under the Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties.
     Software Technology and Hardware Technology Parks. Under this scheme there is provision for an income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the date of commencement of the provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. The Finance Act, 2008 has extended the availability of the ten year tax holiday by period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or ten years.
     Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
     As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.

     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the company for the years ended March 31, 2001, 2002 and 2003. The tax authorities have filed an appeal with second appellate authorities for year ended March 31, 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company has filed an appeal against the said demand within the time limits permitted under the statute.
     Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favour and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.
     Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability for fiscal 2008 after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT for fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
     The Indian tax laws were amended to levy an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT on all stock options is assessed that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability for employee stock option at the time of exercise of employee stock options. The FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
     The Indian tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such law, we have amended our stock option plans to recover the amount from the employees relating to employee stock options. For options granted prior to March 31, 2007, although the FBT expense will be recorded through our income statement, the corresponding recovery, which is directly linked to exercise of stock options, will be recorded as additional exercise price. The FBT liability for outstanding options as of December 31, 2008, is approximately Rs. 1,385
     Our unrecognized tax benefits have increased, primarily due Rs. 918 of certain additional tax credits considered in the income tax filings for the year ended March 31, 2008.
Liquidity and Capital Resources
     The Company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 7, is summarized in the table below:

	Nine months ended December 31,
	2007		2008		Change
Net cash provided by/(used in) continuing operations:
Operating activities	Rs	17,239	Rs.	27,366	10,127
Investing activities		(26,760)		(18,007)	8,753
Financing activities		13,076		(10,733)	(23,809)
Net change in cash and cash equivalents		3,556		(1,374)	(4,930)
Effect of exchange rate changes on cash and cash equivalent		31		487	456

     As of December 31, 2008, we had cash and short-term investments of Rs. 58,624. Cash and investments, net of debt was Rs. 11,133. In addition we have unused credit lines of Rs. 29,229. To utilize these lines of credit we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows and through bank debt, as required.
     Cash generated from operations increased by Rs. 10,127, primarily due to reduction in receivable days in IT Services segment from 67 days in December 2007 to 62 days in December 2008, increase in accounts payable and accrued expenses due to greater focus on strengthening working capital positions. Further, during the period, our income statement includes Rs. 2,494 of non-cash charge relating to reinstatement of foreign currency loan and mark to market gains/losses on related cross-currency interest rate swaps. During the period ended December 31, 2008, we also incurred Rs. 7,529 of cash losses on roll-over of cash flow hedges pursuant to our roll over hedging strategy.
     Cash provided by operating activities for the nine months ended December 31, 2007 was Rs. 17,239, as compared to net income of Rs 23,487. Cash provided by operating activities was lower than our net income for the period, primarily due to increase in inventory turns, advance rentals for leasehold land and cost deferrals primarily resulting from the application of contingent revenue provision of EITF 00-21 and early payment of liabilities denominated in foreign currency. This was partly offset by a decrease in the receivable days.
     Cash used in investing activities for the nine months ended December 31, 2008 was Rs. (18,007). Cash generated from the operation was utilized for the net purchase of investments to Rs. (4,886) and purchase of property, plant and equipment amounting to Rs. (11,929).
     Cash used in investing activities for the nine months ended December 31, 2007 was Rs. (26,760). Cash generated from operation, net proceeds from sale/maturity of investments and net proceeds from borrowings/long term debt were utilized for financing the acquisitions amounting to Rs. (32,837) and purchase of property, plant and equipment, which was primarily driven by the growth strategy of the Company.
     Cash used in financing activities for the nine month period ended December 31, 2008 was Rs. (10,733). Cash generated from operations was utilised for net repayment of borrowings Rs. (4,526) and payment of dividend Rs. (6,828).
     Cash provided by financing activities for the nine months ended December 31, 2007 was Rs. 13,076 primarily from borrowings. The funds were utilized to fund the acquisitions.
     We maintain debt/borrowing level that we have established through consideration of a number of factors including cash flow expectation, cash required for operations and investment plans. We continually monitor our funding requirement and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed.
     We have paid a cash dividend of Rs. 4 per share on our equity shares and ADRs. The total dividend payout was Rs. 6,828
     As of December 31, 2008 we had contractual commitments of Rs. 1,437 ($30) related to capital expenditures on construction or expansion of software development facilities, Rs. 7,503 ($154) related to non-cancelable operating lease obligations and Rs. 3,433 ($71) related to other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined in the SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
     As of December 31, 2008, our purchase obligation and non-cancelable operating lease obligation increased by Rs.177 and Rs. 1,471 respectively and Capital commitments reduced by Rs. 5,829 when compared to the obligations reported in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on May 30, 2008. There is no material change in the contractual obligation table relating to obligation under capital leases, estimated interest payment, other long-term liabilities and repayment schedule thereof during the nine months ended December 31, 2008.

     Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation is cancelable, but we would incur a penalty on cancellation then the amount of the penalty is included as a purchase obligation.
     The amount of unrecognized tax benefits as of December 31, 2008 is Rs. 6,093. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
Trend Information
     IT Services. The shift in role of Information and Technology (IT) from merely supporting business to transforming business, is driving productivity gains and helping create new business models. This has led to an increase in the importance of IT. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to the continued growth in our revenue.
     However the recent crisis in the financial and credit markets in the United States, Europe and Asia have resulted in global economic slowdown. According to World Economic Outlook Update published by International Monetary Fund in January 2009, GDP of United States is projected to contract by 1.6% in fiscal 2009, during the same period GDP of Euro area is projected to contract by 2%.
     In an economic slowdown our value proposition of delivering significant cost benefits through superior execution, delivery through optimal mix of low cost and near shore centres and assuming responsibility for delivering targeted savings from defined baseline costs is very compelling to our customers. However, in an economic slowdown, our clients could reduce, postpone or defer decisions on IT spends and outsourcing. This could result in lower IT spends in the near term. Our outlook on revenues for IT Services segment for the three months ended March 31, 2009 in some measure reflects these factors.
     Further, we expect increased competition among IT companies. We would have limited ability to increase our prices. We continually strive to differentiate ourselves from the competition by innovating service delivery models, adopting new pricing strategies and demonstrating our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in our IT Services segment for the nine months ended December 31, 2008 is 33%. We anticipate difficulties in significantly improving our gross profits, among other things, due to the following reasons:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location; and

•	The impact of exchange rate fluctuations on our rupee realizations
     In response to the possible reduction in demand for IT services, pressure on gross margins and the increased competition from other IT services companies, we are focusing on;
•	Performance And Capital Efficiency (PACE) program- reduce capex spends, deliver process and application optimization and assume ownership of specific IT areas to reduce baseline IT spends for the client;

•	strengthening our delivery model;

•	Cost containment initiatives and driving higher employee productivity;

•	aligning our resources to expected demand; and

•	increasing the utilization of our IT professionals. (Utilization is the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function.)
     IT Products. In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. Our gross margin in this business segment is also impacted by proportion of business from sale of traded and manufactured products.
     Our IT Products business segment is also subject to seasonal fluctuations. Our revenue in this business segment is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result revenue from our IT product business segment for the quarters ended March 31 and December 31 are typically higher than other quarters of the year.
     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a description of our critical accounting policies and estimates, refer to our Annual Report on Form 20-F for the year ended March 31, 2008 as filed with the SEC on May 30, 2008.
Item 3. Quantitative and Qualitative Disclosure about Market Risk.
(in millions, except share data and where otherwise stated)
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt.
     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. Dollars, Euro and Pound Sterling, while a significant portion of our costs are in Indian Rupees. The exchange rate between the Rupee and Dollar, Euro and Pound Sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against these currencies can adversely affect our results of operations.
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. See Note 13 of our Notes to the Unaudited Consolidated Financial Statements for information relating to outstanding derivative contracts as of December 31, 2008.
     All derivative instruments are recognized in the balance sheet and measured at fair value. Changes in fair value for foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in our consolidated income statement in the current period. In connection with cash flow hedges, we have recorded Rs. 1,141 and Rs. (15,749) net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at December 31, 2007 and 2008 respectively.
     As of December 31, 2008, Rs. 1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. Dollar would result in approximately Rs. 2,003 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.

     As of December 31, 2008, 1% movement in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 187 increase/decrease in the fair value of cross-currency interest rate swaps.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities and floating rate debt, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our exposure to interest rate risk has not changed materially as compared to March 31, 2008.
     Fair value. The fair value of our market rate risk sensitive instruments, other than derivative instruments, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
Based on their evaluation as of December 31, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
Change in internal controls.
During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that may have or have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II — OTHER INFORMATION
(in millions, except share data and where otherwise stated)
Item 1. Legal Proceedings.
     Income Taxes. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, the second appellate authority upheld the claim of the Company for years ended March 31, 2001, 2002 and 2003. The tax authorities have filed an appeal with second appellate authorities for the year ended March 31, 2004. In December 2008, the Company received, on similar grounds, an additional tax demand of Rs. 5,388 (including interest of Rs. 1,615) for the financial year ended March 31, 2005. The Company intends to file an appeal against the said demand within the time limits permitted under the statute.
     The range of loss due to this contingency is between zero and the amount to which the demand is raised.
Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 have not materially changed other than as set forth below:
     Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
     We derive approximately 60% of our IT Services revenues from United States and 27% of our IT Services revenues from Europe. The recent crisis in the financial and credit markets in the United States, Europe and Asia have contributed significantly to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. Over the past few months there has been a significant reduction in consumer spending in the United States.
     According to World Economic Outlook Update published by International Monetary Fund in January 2009, GDP of United States is projected to contract by 1.6% in fiscal 2009, during the same period GDP of Euro area is projected to contract by 2%. In an economic slowdown, our clients may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.
     Further, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For instance we derive about 26% of our revenues in IT Services from clients in financial services sector. The recent crisis in the mortgage-backed securities markets has impacted companies in the financial services sector, which could result in reduction or postponement of their IT spending and thus may adversely affect our business.
     Currency exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
     Our IT Services business is approximately 78% of our revenues. Our revenues from this business are derived in major currencies of the world while a significant portion of its costs are in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and will likely continue to fluctuate in the future. During the nine months ended December 2008, the Indian rupee depreciated significantly against the U.S. Dollars. Depreciation of the rupee against the major currencies of the world can affect our revenues and competitive positioning. Even though we enter into foreign currency derivative contracts to minimize the impact of foreign currency fluctuations, a sustained rupee depreciation would adversely impact our competitiveness.
     A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and will likely continue to fluctuate in the future. Volatility in exchange rate movement and/or rupee depreciation may negatively impact our operating results.
     Legislation in certain countries, in which we operate, including the United States may restrict companies in those countries from outsourcing work to us.
     Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention there have been suggestions to enact new legislation to restrict offshore outsourcing or impose disincentives on companies which have been outsourcing. This may adversely impact our ability to do business in these jurisdictions and could adversely affect our revenues and operating profitability.
     The recent credit crisis in the United States has also resulted in the United States federal government and governments in Europe acquiring or proposing to acquire equity positions in leading financial institutions and banks. If either the United States federal government or a government in Europe acquires equity positions in any of our clients, any resulting changes in management or reorganizations may result in deferrals or cancellations of projects or delays in purchase decisions, which may adversely effect our business, results of operations or financial condition.
     Moreover, equity holdings by governmental entities in our clients may increase the ability of the respective governments to influence the decisions of these financial institutions to outsource or obtain services from outside of United States which may in turn affect our business with these entities.
     Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
     Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London and the attacks in November 2008 in Mumbai, and other acts of violence or war, such as the continuing conflict in Iraq, have the potential to have a direct impact on our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenues are derived from clients located in the United States and Europe. In addition, such attacks may make travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any attacks in India could cause a disruption in the delivery of our services to our clients, and could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.
     Disclosure about our vendor status with World Bank could adversely affect our business and results of operations
     On January 13, 2009, we filed on Form 6-K our press release clarifying our vendor status with the World Bank. The World Bank had determined Wipro to be ineligible to contest direct contracts from the World Bank for the period 2007 — 2011. Even though our revenue from the World Bank is insignificant and our inability to contract future business from the World Bank will not adversely affect our business and results of operations, this negative publicity resulting from this disclosure could cause existing and potential customers to alter their relationship with Wipro in a manner which could adversely affect our business and results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Default Upon Senior Securities.
     None
Item 4. Submission of matters to a vote of security holders.
     None
Item 5. Other Information
     None

Item 6. Exhibits.
     The Exhibit Index attached hereto is incorporated by reference to this item.
EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2008.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 17, 2009	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Director